Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

			July 7, 2015
	Nine Months	Year	(date operations
	Ended	Ended	commenced) to
	September 30, 2017	December 31, 2016	December 31, 2015
Loss before income taxes (1)	$(50,169)	$(90,504)	$(37,859)
Add:
Fixed charges (2)	61,021	66,853	30,749
Distributions from unconsolidated joint ventures	10,714	15,677	6,733
Subtract:
Capitalized interest	(7,785)	(3,077)	(226)
Equity in (income) loss from unconsolidated joint ventures	4,226	(4,646)	(4,772)

Earnings	$18,007	$(15,697)	$(5,375)

Fixed charges:
Interest on indebtedness	46,682	58,230	27,804
Capitalized interest	7,785	3,077	226
Amortization of financing costs	6,390	5,361	2,657
Interest factor in rent (3)	164	185	62

Fixed charges	$61,021	$66,853	$30,749

Ratio of earnings to fixed charges	0.30x	N/A	N/A

(1)	Loss before income taxes includes non-cash charges for depreciation and amortization expense and unrealized losses on interest rate cap. Depreciation and amortization expense included in Loss before income taxes was $170.3 million, $177.1 million and $65.9 million for the nine months ended September 30, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively. Unrealized loss on interest rate cap included in Loss before income taxes was $0.7 million, $1.4 million and $2.9 million for the nine months ended September 30, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively.
(2)	Fixed charges exceeded earnings by $43.0 million, $82.6 million and $36.1 million for the nine months ended September 30, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively.
(3)	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).